

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17, 2013

Via E-mail

Robert J. Olivieri, Esq.
Hodgson Russ LLP
The Guaranty Building
140 Pearl Street, Suite 100
Buffalo, NY 14202

> **Re: MOD-PAC Corp.**
> **Amended Schedule 13E-3**
> **Filed July 11, 2013 by MOD-PAC Corp. et. al.**
> **File No. 005-78992**
>
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed July 11, 2013**
> **File No. 000-50063**

Dear Mr. Olivieri:

We have reviewed your filing and have the following comments.

Preliminary Revised Proxy Statement on Schedule 14A

Special Factors

Background of the Merger, page 12

1.   We reissue prior comment 5. Revise your disclosure to describe, briefly, the results of each analysis conducted by Daroth. Also quantify the fee paid and payable to Daroth.

Reasons for the Merger, page 21

2.   We reissue prior comment 8. We note additionally that Mr. Keane, Mr. Keane, their respective affiliates and the company's executive officers and directors have interests different from the unaffiliated security holders of the company such that a fairness determination as to the all security holders, regardless of their affiliate status, addresses fairness to differently-situated security holders. Explain how any filing person relying on the Western Reserve opinion was able to reach the fairness determination as to unaffiliated stockholders.

<u>Where You Can Find More Information, page 80</u>

3.   We reissue prior comment 21. Given that the proxy statement is your disclosure document
         with respect to the Schedule 13E-3, your current disclosure appears to forward-incorporate
         by reference in contravention of Exchange Act Rule 13e-3 and Schedule 13E-3. Please
         revise.

         Please direct any questions to me at (202) 551-3619. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                           Sincerely,

                           <u>/s/ Daniel F. Duchovny</u>
                           Daniel F. Duchovny
                           Special Counsel
                           Office of Mergers and Acquisitions